CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

June 5, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

CREAM MINERALS COMPLETES $1.8 MILLION PRIVATE PLACEMENT

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that it has completed its previously announced non-brokered private placement of 3,000,000 units (the “Units”) at a price of $0.60 per Unit, for gross proceeds of $1,800,000.  Each Unit is comprised of one common share in the capital of Cream and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of Cream for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.

Insiders of Cream purchased an aggregate 51.2% of the private placement.  Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 Units and 242,234 Units, respectively, on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 8,869,953 common shares and securities convertible into 2,863,000 common shares of Cream equal in aggregate to approximately 33% of the issued and outstanding common shares of Cream.  The acquisition of 1,000,000 Units by Lang Mining and 242,234 Units by Dauntless, constitutes an increase to the beneficial holdings of Frank A. Lang of 4.9% of the post closing issued and outstanding common shares of Cream.  Of these securities, Lang Mining holds 3,383,403 common shares and securities convertible into 500,000 common shares of Cream equal in aggregate to approximately 10% of the post closing issued and outstanding common shares of Cream, and Dauntless holds 1,273,254 common shares and securities convertible into 214,117 common shares of Cream equal in aggregate to approximately 3.9% of the post closing issued and outstanding common shares of Cream.  Additionally, Ferdinand Holcapek and Sargent H. Berner, both directors of Cream, purchased 250,000 Units and 45,000 Units, respectively, on the same terms as the other subscribers to the private placement.  Post closing, Mr. Holcapek holds or had control or direction over 2,327,037 common shares and securities convertible into 645,000 common shares of Cream equal in aggregate to approximately 7.8% of the post closing issued and outstanding common shares of Cream, and Mr. Berner holds or had control or direction over 213,500 common shares and securities convertible into 332,500 common shares of Cream equal in aggregate to approximately 1.4% of the post closing issued and outstanding common shares of Cream.

Cash finder’s fees totalling an aggregate of $20,016 were paid to Integral Wealth Securities Limited, Raymond James Ltd. and CIBC Wood Gundy.  All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day expiring October 2, 2006.  Proceeds from the non-brokered private placement will be used to fund Cream’s work programs on its Nuevo Milenio property in Mexico and its bulk mining tests for diamonds in Sierra Leone, and for general working capital.

For more information about Cream and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.